FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         June, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 2nd day of June, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN COMPLETES FINAL PORTION OF US$5.7 MILLION EQUITY FINANCING

VANCOUVER, B.C., June 2, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) today announced that it has completed the final portion of its US$5.7 million financing. Clearly Canadian is also pleased to announce the appointment of Matthew J. Hoogendoorn, CA, CPA (Illinois), as the Chief Financial Officer of the Company. Mr. Hoogendoorn has been a chartered accountant for 27 years, and is a partner with Hoogendoorn Vellmer, Chartered Accountants. In addition to his accounting expertise, Mr. Hoogendoorn brings to the Company a great deal of experience in strategic financial planning.

“I am pleased to report that the key elements to our restructuring and refinancing are now complete. Having raised in excess of US$5.7 million in equity financing, the Company believes that it has established a firm foundation to support its current operations and future growth, and the addition of Matt Hoogendoorn to the Clearly Canadian team will be a great benefit to the Company as we move forward,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation. “We are extremely pleased that BG Capital has recognized the depth and value of Clearly Canadian’s commitment to broadening distribution and availability of brand Clearly Canadian and to exploring profitable alternatives to further utilize the Clearly Canadian brand name. BG Capital shares our vision and supports our plans for growth,” said Mason.

The following is a summary of the financings, and related corporate reorganizational matters, that have been recently announced and completed by the Company:

—	February 18, 2005: The Company announced the completion of its short-term financing arrangement with BG Capital Group Ltd (“BG Capital”), in which BG Capital advanced US$1,000,000 to Clearly Canadian under a secured loan agreement (the “BG Capital Loan”);

—	April 5, 2005: The Company announced an agreement with BG Capital pursuant to which BG Capital agreed to subscribe for US$1,000,000 of preferred shares and agreed to convert its US$1,000,000 secured loan into preferred shares, each at a price of US$1.00 per preferred share. Concurrently the Company announced its restructuring plan, as well as an additional common share private placement of US$3,000,000;

—	May 2, 2005: The Company announced that its shareholders had approved the Company's corporate restructuring plan;

—	May 4, 2005: The Company announced its reverse split (consolidation) on a ten (10) old for one (1) new share basis and, effective May 5, 2005, the common shares of the Company began trading on the OTCBB on a post-consolidated basis under the new trading symbol CCBEF;

—	May 10, 2005: The Company announced the completion of its US$1,000,000 preferred share equity financing with BG Capital (1,000,000 Class A Preferred shares issued at US$1.00 per preferred share) and the conversion of the US$1,000,000 BG Capital Loan into preferred shares (1,000,000 Class A shares issued at US$1.00 per preferred share);

—	May 24 & May 25, 2005: The Company announced the completion of: (i) US$1,010,000 brokered private placement with Standard Securities Capital Corporation (1,010,000 common shares issued at US$1.00 per share); (ii) US$2,065,00 non-brokered private placement (2,065,000 commons shares issued at US$1.00 per share); (iii) the exchange by BG Capital of its 2,000,000 Class A preferred shares for 2,000,000 Class B preferred shares; and (iv) the Company’s reduction of its previous eight member board of directors to five members, three of whom are nominees of BG Capital; and

—	June 2, 2005: The Company today announces that it has closed an additional non-brokered private placement for gross proceeds of US$635,953. A total of 635,953 common shares were issued at US$1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

About BG Capital
BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. Its holdings include 100%, 50% and largest shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise. It has an incredible track record of success in identifying promising enterprises and profitably growing them with an effective hands-on management style.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Douglas L. Mason” Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.